EXHIBIT 12

STATEMENT REGARDING COMPUTATION OF RATIOS

FIRST GUARANTY BANCSHARES, INC.

Return on average assets has been computed by dividing net income for each period presented by average total assets for the respective period.

Return on average equity has been computed by dividing net income for each period presented by average Stockholders’ equity for the respective period.

Dividend payout has been computed by dividing the cash dividends paid per share of common stock by net income per share for the respective period.

Leverage ratio is a ratio of equity to assets, defined as period end Tier I capital as a percent of average assets for the recent quarter adjusted for core deposit intangible and unrealized gain and losses on securities available for sale.

Book Value per common share is common shareholders equity divided by common shares outstanding.

Efficiency ratio is computed by dividing noninterest expense by taxable equivalent net interest income plus noninterest income, excluding securities gains (losses); this ratio measures the cost to generate revenue.